AURUM EXPLORATIONS, INC.
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

December 14, 2010

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549

Re:	Aurum Explorations, Inc.
Current Report on Form 8-K
Filed November 3, 2010
Form 10-K for the Fiscal Year ended July 31, 2010
Filed October 6, 2010
File No. 000-53481

Dear Ms. Long:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Aurum Explorations, Inc. (the “Company”) dated November 30, 2010 (the “Comment Letter”).  The comments in the Comment Letter pertain to the Current Report on Form 8-K of the Company filed with the Commission on November 3, 2010 (the “Original 8-K”) and the Form 10-K of the Company for the Fiscal Year ended July 31, 2010 filed with the Commission on October 6, 2010 (the “Original 10-K”).  The Company intends to file an amendment to the Original 8-K (the “8-K Amendment”) with the Commission after the Staff informs the Company it has no further comments on the matters contained in the Comment Letter and the Company’s response thereto.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K

Special Note Regarding Forward Looking Statements, page 2

Staff Comment 1.         We note your statement on page 3 that you “have not independently verified such information, and you should not unduly rely upon it.” This disclaimer and limitation on reliance is inappropriate, as you are responsible for the contents of your filings, and your security holders are entitled to rely on your disclosures.  Please revise your disclosure to eliminate this disclaimer and limitation on reliance.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
December 14, 2010

Response:          The Company intends to amend the sentence on page 3 that currently states “[w]e have not independently verified such information, and you should not unduly rely upon it” to read: “Although the Company believes such information is accurate, the Company has not independently verified such information.”

Item 2.01 - Completion of Acquisition or Disposition of Assets, page 3

Description of Business, page 4

Our Corporate History and Background, page 5

Staff Comment 2.         We note your statement that "[f]rom July 2009 until the present, Aurum was inactive and could be deemed to be a so-called ‘shell’ company.” This disclosure casts doubt as to your shell company status during the noted period. Please revise your disclosure to clarify, if true, that during the applicable period you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. In this regard, we note your disclosure under Item 5.06 for Form 8-K.

Response:           The Company intends to amend the sentence on page 5 that currently states “[f]rom July 2009 until the present, Aurum was inactive and could be deemed to be a so-called ‘shell’ company” to read: “From July 2009 until the present, Aurum was inactive and was a ‘shell company’ as defined in Rule 12b-2 under the Exchange Act.”

Customers, page 13

Staff Comment 3.         Please clarify what you mean by “[most of [y]our customers are ‘blue chip’ property developers...."

Response:           The Company intends to amend the sentence on page 13 that currently states “[m]ost of our customers are ‘blue chip’ property developers....” to read: “[m]ost of our customers are well-established and well-known property developers....”

Patents, page 15

Staff Comment 4.         Please disclose the duration of your material intellectual property rights, including, for example, your patents and registered trademarks. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Response:           The Company intends to amend the last sentence in the section “Patents” on page 15 to read “[t]he Company has received a patent from the Hong Kong government relating to the manufacture of a seamless inlay surface, which patent expires on April 6, 2012.  The Company does not believe that the expiration of this patent will have a material impact on its business, as the formulas and process for producing its Sani-Crete stone products are trade secrets not known to the Company’s competitors.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
December 14, 2010

The Company intends to add new disclosure to the section “Trademarks” on page 15, which will read “[r]egistration of trademarks is effective for as long as we continue to use the trademarks and renew the registrations.  The trademark registrations for the marks “Greatmat Sani-Crete”, “Greatmat” and “Sani-Crete” will expire on May 11, 2016, April 2, 2014 and December 21, 2013, respectively, if not renewed by the Company prior to these dates, which the Company currently intends to do.”

Competition, page 15

Staff Comment 5.         Please describe the methods of competition in your industry.  Please refer to Item101(h)(4)(iv) of Regulation S-K.

Response:           The Company believes that it has described the competitive business conditions and its competitive position and methods of competition in its industry in the section “Competition” and elsewhere in the “Business” section.  To clarify its “methods of competition,” the Company intends to add a sentence to the end of the section “Competition” that states: “[t]he Company therefore believes that it competes successfully on the basis of offering a superior value proposition based on its ability to provide customized high-quality products at reasonable prices, while most of its competitors offer more limited and commoditized product offerings that typically offer less value to the customer for the same level of expenditure.”

Cyclicality, page 16

Staff Comment 6.         We note your disclosure that you "intend to expand to other Asian and North American markets in order to reduce [y]our dependency on the China and Hong Kong markets." However, it appears that you have not discussed these plans anywhere else in your filing. Please describe your plans to expand geographically and indicate what progress, if any, you have made toward this effort.

Response:           The Company intends to add the following paragraph to the Section “Cyclicality” on page 16.

“We plan to expand to other Asian cities by means of cooperation (perhaps a joint venture) with a strong local partner in each such additional Asian country, whereby we will produce specific products (made according to the local tastes and likings) while our working partner will provide the customer contacts and services. We are currently holding discussions with potential partners in several additional Asian markets, although there can be no assurance that any of such plans or discussions will come to fruition. With respect to North American markets, our role for the foreseeable future will be limited to producing and exporting products based upon customer orders. In the past, we have produced some small quantity shipments for North American customers. Because of the current poor economic conditions in the building industry in North America, we are not actively pursuing this market for the time being.”

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
December 14, 2010

Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 27

Results of Operations, page 29

Comparison of Three Months Ended March 31, 2010 and 2009 (Unaudited), page 30

Staff Comment 7.         The information you have provided under this heading appears to relate to the three months ended June 30, 2010 based on the information provided in your interim statement of income found on page four. Please revise your headings to appropriately reflect what interim period this information relates to.

Response:           The Company intends to revise the headings and related text to reflect that the information relates to the three months ended June 30, 2010, and not March 31, 2010.

Liquidity and Capital Resources, page 33

Staff Comment 8.          Please describe the material terms of your bank loans referenced in the notes to your financial statements, including as of the most recent fiscal period the amounts outstanding, the interest rates applicable to each loan, and the material financial and non-financial covenants along with your compliance therewith. In addition, please tell us what consideration you have given to filing the underlying loan agreements as material contracts exhibits. Please refer to Item 601(b)(10) of Regulation S-K.

Response:           The Company intends to add a new subsection “Bank Loans” in the Liquidity and Capital Resources section of the Amended 8-K substantially in the form as follows.  The Company also intends to make conforming changes to its financial statements for the period ended June 30, 2010.

“Bank Loans

As of June 30, 2010, the Company had three bank loans outstanding totaling $903,784 in outstanding principal amount.  Of such principal amount, $289,472 was repayable within one year from June 30, 2010 and $614,312 was repayable in more than one year.

The Company’s first bank loan is with China Construction Bank (Asia) Corporation Limited, which is comprised of a term loan with an original principal amount of $469,231 and a principal balance of $380,587 as of June 30, 2010 and a renewable trade line of credit facility with a maximum principal amount of $198,718 and which had a principal balance of $185,944 outstanding as of June 30, 2010.  The rate of interest for the term loan is 2.75% per annum minus the bank’s prime rate, and principal must be repaid in 240 equal monthly installments over the term of the loan ending in November 2028. The trade line of credit is available to the Company for commercial letters of credit and related short-term commitments.  The rate of interest for this trade line of credit facility is 0.75% per annum above the higher of: (1) the bank’s prime rate; or (2) 0.5% per annum plus the one-month Hong Kong Interbank Offered Rate.  The term loan and trade line of credit are guaranteed by, and secured by a charge on certain property of, Chris Yun Sang SO.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
December 14, 2010

The Company’s second bank loan is a term loan from China Construction Bank (Asia) Corporation Limited with an original principal amount of $128,205 and a principal balance of $88,522 as of June 30, 2010.  The rate of interest for this loan is 2% per annum above the bank’s prime rate, and principal must be repaid in 36 equal monthly installments over the term of the loan ending in June 2012.  The loan is guaranteed by, and secured by a charge on certain property of, Chris Yun Sang SO and is guaranteed under a Special Loan Guarantee Scheme of the Hong Kong Special Administrative Region.

The Company’s third bank loan is a term loan from Wing Hang Bank Limited with an original principal amount of $269,231 and a principal balance of $248,731 as of June 30, 2010.  The rate of interest for this bank loan is 0.50% per annum below the bank’s prime lending rate, and principal must be repaid in 59 equal monthly installments of $5,126 over the term of the loan ending in February 2015.  The loan is guaranteed by, and secured by a charge on certain property of, Chris Yun Sang SO and is guaranteed under a Special Loan Guarantee Scheme of the Hong Kong Special Administrative Region. ”

The Company does not consider any of these agreements to be material agreements not made in the ordinary course of business.  They are all standard bank loans without material covenants, with currently outstanding balances that are not material to the liquidity or financial position of the Company.  As a result, the Company does not believe it is required to file these agreements pursuant to Item 601(b)(10) of Regulation S-K.

Directors and Executive Officers, Promoters and Control Persons, page 41

Directors and Executive Officers, page 41

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
December 14, 2010

Staff Comment 9.         Please discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that each board member should serve as a director at this time, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Response:           The Company intends to amend the section “Directors and Executive Officers” to discuss the specific experience, qualifications, attributes or skills that led the Company to the conclusion that each board member should serve as a director in light of the Company’s business and structure.

The Amended 8-K will contain a sentence at the end of the biography for Chris Yun Sang SO that states: “Mr. SO was selected to serve as a director because of his extensive experience in the building materials industry and his successful track record as a manager established in serving as the Chief Executive Officer of Greatmat.”

The Amended 8-K will contain a sentence at the end of the biography for Carol Lai Ping HO that states: “Ms. HO was selected to serve as a director because of her experience in the building materials industry, her knowledge of accounting and her successful track record as a manager established in serving as the General Manager of Greatmat.”

The Amended 8-K will contain a sentence at the end of the biography for Rick Chun Wah TSE that states: “Mr. TSE was selected to serve as a director because of his experience in the building materials industry, his knowledge of sales and marketing and his successful track record as a manager established in serving as the Marketing Director of Greatmat.”

The Amended 8-K will contain a sentence at the end of the biography for Yau-sing TANG that states: “Mr. TANG was selected to serve as a director because of his extensive experience in finance and accounting and as a director and executive officer of several other public companies.”

Market Price and Dividends on Our Common Equity and Related Stockholder Matters,

Staff Comment 10. Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

Response:           The Company believes that it is not required to provide the disclosure called for by Item 201(a)(2) of Regulation S-K because such Item only applies to information being presented in a registration statement on Form S-1 or on Form 10.  The disclosure in question is not required in a Current Report on Form 8-K, and the Company’s common stock has been registered under Section 12(g) of the Exchange Act for over two years. Furthermore, by its own terms Item 201(a)(2) only requires information “relating to a class of common equity for which at the time of filing there is no established United States public trading market….”  As stated on page 45 of the Original 8-K, the Company’s common stock is currently quoted on the inter-dealer electronic quotation system maintained by Pink OTC Markets Inc.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
December 14, 2010

Greatmat Holdings Limited

Pro Forma Consolidated Balance Sheets

As At December 31, 2009 and 2008, page 3

Staff Comment 11.       It appears that the financial statements are those of Greatmat Holdings Limited and are not pro forma financial statements as prescribed by Article 11 of Regulation S-X. Please revise the headings on these financial statements and ensure that your independent auditor provides an audit report referencing the appropriate financial statements or explain to us how these financial statements are prepared in accordance with Article 11 of Regulation S-X. Please note that this comment also applies to the interim financial statements for the periods ended June 30, 2010 and 2009.

Response:            The Company will revise the headings on these financial statements to reflect that they are those of Greatmat Holdings Limited and are not pro forma financial statements as prescribed by Article 11 of Regulation S-X and will ensure that its independent auditor will provide an audit report referencing the appropriate financial statements.

2. Summary of Significant Accounting Policies, page 8

(m) Income Taxes; page 12

Staff Comment 12.       Please tell us whether your contracts are subject to Value Added Taxes (VAT). If they are, please revise your filing to include your accounting policies for VAT.

Response:           Currently, the Company’s contracts are not subject to Chinese or other Value Added Taxes (VAT) because the Company does not engage in business directly in mainland China or another jurisdiction which imposes VAT. In its dealings with respect to projects located in mainland China, the Company typically operates under contracts with intermediary companies located in Macau SAR, which is outside PRC jurisdiction and does not impose VAT.  If and when the Company becomes subject to Chinese or other VAT, the Company will include its accounting policies for VAT in its financial statements.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
December 14, 2010

Aurum Explorations, Inc. Unaudited Pro forma Condensed Consolidated Statement of Income For the Six Months Ended June 30, 2010, page 2

Staff Comment 13.      Please revise your filing to include a pro forma Statement of Operations for the most recent fiscal year ended December 31, 2009 or tell us why you have excluded this information. Refer to Ru1e 11-02(c)(2)(1) of Regulation S-X.

Response:            The Company will include a pro forma Statement of Operations for the most recent fiscal year ended December 31, 2009 in the Amended 8-K.

Form 10-K for the Fiscal Year Ended July 31, 2010

Signatures, page 39

Staff Comment 14. In future filings, please indicate who has signed your annual report on Form 10-K in the capacity of controller or principal accounting officer. Please refer to General Instruction D(2)(a) of Form 10-K.

Response:           In future filings, the Company will indicate who has signed its annual report on Form 10-K in the capacity of controller or principal accounting officer.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to James Shafer of the Crone Law Group, company counsel, at (415) 955-8900.

By:	/s/ Chris Yun Sang So
Chris Yun Sang So

CC:	James Shafer
The Crone Law Group